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S 19007885

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-43278

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Mutual of America Securities LLC (Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Miseo — 212-224-1879 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RMS

MUTUAL OF AMERICA SECURITIES LLC

(A Wholly Owned Subsidiary of Mutual of America Holding Company, LLC., which is a wholly owned subsidiary of Mutual of America Life Insurance Company)

Financial Statements and Supplemental Schedules

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

CONTENTS OF REPORT

This report ** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Operations.
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Exemptive Provision under Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Mutual of America Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mutual of America Securities LLC (the "Company") (a wholly owned subsidiary of Mutual of America Holding Company LLC, which is a wholly owned subsidiary of Mutual of America Life Insurance Company) as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (*and 17 C.F.R. § 1.10*). In our opinion, the supplemental information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2002.

New York, New York
February 27, 2019

OATH OR AFFIRMATION

I, William Rose, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual of America Securities LLC, as of December 31, 2018 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signed Before me this 27th day of February, 2019

William Rose
Chairman, President and
Chief Executive Officer

Notary Public

YESENIA GONZALEZ
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GO6257031
Qualified in New York County
Commission Expires March 5, 2020

MUTUAL OF AMERICA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

ASSETS:	
Cash	$ 30,711
Investment in mutual fund	1,628,203
Deferred income taxes	13,477
Other assets	124,263
Total assets	$ 1,796,654

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
General expenses and other liabilities	$ 10,500
Due to affiliates	94,321
Total liabilities	104,821
MEMBER'S EQUITY:	
Member's capital	$ 8,484,677
Accumulated member's deficit	(6,792,844)
Total member's equity	1,691,833
Total liabilities and member's equity	$ 1,796,654

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

INCOME:	
Fee revenue	$ 793,805
Dividend Income	46,912
Unrealized Gain/(Loss)	(41,827)
Total income	798,890
EXPENSES:	
Salaries and benefits	504,905
Regulatory and audit fees	225,543
Marketing, communications, and other	45,215
Corporate service charge	18,112
Licenses and fees	27
Total expenses	793,802
Gain before realized capital gain and net income tax expense	5,088
Net realized capital gain	-
Net income tax expense	(1,069)
Net income	$ 4,019

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Member's Capital	Accumulated Member's Deficit	Accumulated Other Comprehensive Income (Loss)	Total Member's Equity
Balance, December 31 2017	$ 8,484,677	$ (6,782,549)	$ (14,314)	$ 1,687,814
Cumulative effect adjustment due to the adoption of ASU 2016-01	-	(14,314)	14,314	-
Net income	-	4,019	-	4,019
Balance, December 31 2018	$ 8,484,677	$ (6,792,844)	$ -	$ 1,691,833

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 4,019
Adjustments to reconcile net income to net cash used in operating activities:	
Unrealized gain/loss in mutual fund investment	41,827
(Increase) decrease in operating assets :	
Other assets	(90,898)
Deferred income taxes	(8,819)
Increase (decrease) in operating liabilities :	
Due to affiliates	41,057
Net cash (used in) operating activities	(12,814)
CASH FLOW FROM INVESTING ACTIVITIES:	
Proceeds from mutual fund investment sold	-
Cost of mutual fund investment purchased	(46,912)
Net cash (used in) investing activities	(46,912)
CASH FLOWS FROM FINANCING ACTIVITY:	
Return of capital to member	-
Net cash (used in) financing activities	-
Net decrease in cash and cash equivalents	(59,726)
CASH, beginning of year	90,437
CASH, end of year	$ 30,711

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

1. ORGANIZATION

Mutual of America Securities LLC (the "Company") was established on June 29, 1990, pursuant to Delaware General Corporation Law. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Mutual of America Holding Company, LLC. (the "Parent"), which is a wholly owned subsidiary of Mutual of America Life Insurance Company ("Mutual of America").

The Company is chartered as an introducing broker-dealer on behalf of affiliated companies with respect to transactions in listed and over-the-counter equity securities. The Company will not operate as an introducing broker-dealer until and unless its Board of Managers adopts controls and procedures governing its operations as an introducing broker dealer. The Company acts as the sole distributor for the Mutual of America Institutional Funds, Inc. ("Institutional Funds") series of mutual funds.

The Company's customers are limited to Mutual of America, its affiliates and its sponsored funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Investments

The Company's portfolio consists of an investment in a bond mutual fund, which is carried at fair value. The fund is sponsored by the Institutional Funds, a related entity. Security transactions for the Company's portfolio are recorded on a trade date basis. Dividend income is recorded when declared. Changes in fair value are included in unrealized gains/losses.

Fair Value

The Company values its investment at fair value. Fair value is an estimate of what the Company would receive upon selling its investment in orderly arms – length transactions. Investments are categorized based on a three-level valuation hierarchy for measurement and disclosure of fair value. The valuation hierarchy is based upon the transparency of inputs used to measure fair value. The three levels are as follows:

Level 1 – quoted prices in active markets for identical securities.

Level 2 – other significant observable inputs (including yield, quality, coupon rate, maturity, issue type, quoted prices for similar securities, etc.).

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of its investment).

At December 31, 2018 management determined that the fair value input for the Company's investment in the Mutual of America Institutional Bond Market Fund is considered Level 1. There were no transfers between levels during 2018.

Fee Revenue

The Company has entered into a fee revenue agreement with Mutual of America Capital Management LLC ("Capital Management"), an affiliated entity, under which the Company receives revenues, which cannot exceed the costs it incurs, in conjunction with its operations as principal underwriter and distributor of the Institutional Funds without charging any fees or commissions to, or recouping any of its expenses. Revenue is recognized as costs are incurred throughout the year.

Other Comprehensive Income (Loss)

For the year ended December 31, 2018, the Company did not have other comprehensive income. As such, the statement of comprehensive income is not included in the accompanying financial statements.

Other Assets

Other assets consists of prepaid assets.

Estimates by Management

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the recorded amounts as of and for the year ended December 31, 2018. Actual results could differ from those estimates.

New Accounting Pronouncement

In May of 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 *Revenue from Contracts with Customers*. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted ASU 2014-09 effective year ended December 31, 2018 and it did not have an impact on the Company's financial statements.

In January 2016, the FASB issued ASU 2016-01 *Recognition and Measurement of Financial Assets and Liabilities*. This pronouncement requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The Company adopted ASU 2016-01 effective January 1, 2018 and recognized a $14,314 cumulative effect adjustment to the opening balance of accumulated other comprehensive income (loss) and accumulated member's deficit, which represents the after-tax net unrealized gain on the Company's equity portfolio as of December 31, 2017.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ["Net Capital Requirements for Brokers or Dealers"] ("the "Rule"), which requires the maintenance of minimum net capital of the greater of $25,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $1,299,863, which was $1,274,863 in excess of its required net capital. The Company had aggregate indebtedness of $104,821 at December 31, 2018; the ratio of aggregate indebtedness to net capital was 0.0806 to 1.

4. RULE 15c3-3 EXEMPTION

Rule 15c3-3 of the Securities Exchange Act of 1934 defines customer protection and mandates reserves, which the broker-dealer must maintain, as well as the proper custody of customers' securities.

The Company is exempt from this Rule under section (k)(1) because it is an introducing broker-dealer that does not hold funds or safe-keep customer securities.

5. INCOME TAXES

The Company is a Delaware Limited Liability Company ("LLC") and for federal income tax purposes it is treated as a disregarded entity of Mutual of America. Its financial results are included in the federal and state income tax returns of Mutual of America, as applicable.

The Company and its ultimate owner, Mutual of America, recognize income taxes in their respective financial statements based on a separate company allocation method. The Company has a tax sharing agreement with Mutual of America whereby it is responsible for payment of taxes to Mutual of America based on a separate company allocation method. It recognizes tax results to these financial statements based on the asset and liability principal as prescribed by Accounting Standards Codification 740, *Income Taxes* ("ASC 740") as if it were a division of Mutual of America.

On December 22, 2017 the Tax Cuts and Jobs Act (the "Act") was signed into law. Effective for taxable years beginning after December 31, 2017, the Federal corporate tax rate is reduced to 21%.

The components of income tax expense for the year 2018 are as follows:

	2018
Federal income tax expense	$ 1,066
State income tax expense	3
Total income tax expense	$ 1,069

A reconciliation between federal income taxes and the total tax expense as shown on the statement of operations is as follows:

	2018
Federal income tax at statutory rate	$ 1,068
Other, net	1
Total income tax expense, as reported	$ 1,069

The Company's deferred tax asset at December 31, 2018 consists of:

	2018
Deferred tax asset:	
Unrealized loss	$ 13,477
Net deferred tax asset	$ 13,477

Management believes it is more likely than not that the deferred tax asset will be realized.

The Company's financial results for calendar years 2015, 2016, 2017 and 2018, which are included in Mutual of America's federal income tax return, remain subject to audit by the IRS.

GAAP requires the evaluation of tax positions taken in the course of preparing the federal income tax return to determine whether it is "more-likely-than-not" that tax positions taken in the tax return will be ultimately sustained, and, if not, a tax liability and expense is recorded. At December 31, 2018, the Company has not taken any uncertain tax positions.

6. RELATED PARTY TRANSACTIONS

Mutual of America has incurred expenses in connection with the use of its personnel, services, property and facilities on behalf of the Company. Mutual of America allocates these expenses at cost to the Company each month, and the Company reimburses these expenses to Mutual of America at cost periodically. During 2018, such costs were $793,805 and includes $504,905 in salary and benefit costs.

Balances between the Company and its affiliates are settled on a monthly basis, which results in an open due from and/or due to affiliates at December 31. During 2018 there were no capital transactions.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2019, the date the financial statements were issued, and no events have occurred subsequent to the balance sheet date and before the date of evaluation that would require disclosure.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mutual of America Securities LLC as of December 31, 2018

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 1,691,833	3480
2.	Deduct: Ownership equity not allowable for Net Capital			0	3490
3.	Total ownership equity qualified for Net Capital			1,691,833	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 1,691,833	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition	$ 137,740	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities -proprietary capital charges		3600		
	D. Other deductions and/or charges	10,000	3610	(147,740)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net Capital before haircuts on securities positions			$ 1,544,093	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	244,230	3734		
	D. Undue concentration		3650		
	E. Other (List)		3736	(244,230)	3740
10.	Net Capital			$ 1,299,863	3750

OMIT PENNIES

Note: No material differences exist between this Computation of Net Capital and the corresponding computation included in the Company's December 31, 2018 unaudited Form X-17A-5 Part IIA filing dated January 23, 2019

See accompanying report of independent registered public accounting firm.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mutual of America Securities LLC as of December 31, 2018

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)		$	6,988	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	25,000	3758
13.	Net capital requirement (greater of line 11 or 12)		$	25,000	3760
14.	Excess net capital (line 10 less 13)		$	1,274,863	3770
15.	Net capital less greater of 10% of line 19or 120% of line 12		$	1,269,863	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$	104,821	3790
17.	Add:				
	A. Drafts for immediate credit	$ 3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$			
	C. Other unrecorded amounts (List)	$ 3810			3830
19.	Total aggregate indebtedness	3820	$	104,821	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line10)		%	8.06	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		%	0.00	3860

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$	N/A	3760
25.	Excess net capital (line 10 less 24)	$	N/A	3910
26.	Net capital in excess of the greater of:	$	N/A	
	A. 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying report of independent registered public accounting firm.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Mutual of America Securities LLC	December 31, 2018

Exemptive Provisions Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1)Limited business (mutual funds and/or variable annunities only)			X	4550
B. (k)(2)(A)-"Special Account for the Exclusive Benefit of customers" maintained				4560
C. (k)(2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis				
Name of clearing firm		4335		4570
D. (k)(3)-Exempted by order of the Commission				4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of proposed withdrawal or Accrual See below for code to enter	Name of lender or contributer	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603		4605
4610	4611	4612	4613		4615
4620	4621	4622	4623		4625
4630	4631	4632	4633		4635
4640	4641	4642	4643		4645
		Total $	N/A 4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: DESCRIPTIONS

1. Equity Capital
2. Subordinated Liabilities
3. Accruals

See accompanying report of independent registered public accounting firm.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mutual of America Securities LLC as of 12/31/2018

Computations for Determination of Reserve Requirements for Broker Dealers Under Rule 15c3-3 and Information for Possession or Control Requirements Under Rule 15c3-3

Mutual of America Securities LLC is exempt from the provisions of SEC Rule 15c3-3 because it meets the conditions set forth in (k)(1) of SEC Rule 15c3-3 (the exemption provision). Mutual of America Securities LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(1) throughout the most recent fiscal year without exception

See accompanying report of independent registered public accounting firm.

MUTUAL OF AMERICA SECURITIES LLC

SCHEDULE OF NONALLOWABLE ASSETS
DECEMBER 31, 2018

Other assets	$	124,263
Deferred income taxes		13,477
Total nonallowable assets	$	137,740

See accompanying report of independent registered public accounting firm.